UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

August 20, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
<u>12g-3-2(b) Under the Securities Exchange Act of 1934</u>

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL

Mitsubishi Tokyo Financial Group, Inc.
UFJ Holdings, Inc

MTFG and the UFJ Group Establish Integration Committee and Announce Group Integration Policy

Tokyo, August 20, 2004 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG; President: Nobuo Kuroyanagi) and UFJ Holdings, Inc. (UFJ; President: Ryosuke Tamakoshi) announced that they have established an Integration Committee comprising the members listed below. This committee will seek to make rapid progress in setting details of management integration in line with the basic agreement previously announced on August 12, 2004.

As a basic integration policy, this committee decided at its first meeting to adopt a group-wide business management system for the newly integrated group to ensure the provision of flexible and integrated services to meet the diverse financial needs of customers. Business strategy, the business promotion framework and other matters relating to the new group will be decided on an integrated group-wide basis by a subcommittee of the Integration Committee. The subcommittee will aim to discuss and reach decisions in a focused and efficient manner.

1. Integration Committee Members

The president of MTFG will be the chairman of the Integration Committee, and the president of UFJ will be the deputy chairman. The committee will comprise the following subcommittees:

(1) First subcommittee: Responsible for deciding the basic framework of the new group, including matters such as group organization and corporate governance. The first subcommittee will comprise the following:

MTFG position	Committee member	UFJ position	Committee member
President & CEO (also President of Bank of Tokyo-Mitsubishi)	**Nobuo Kuroyanagi (Chairman)**	President and CEO (also Chairman of UFJ Bank)	**Ryosuke Tamakoshi (Deputy Chairman)**
Chairman & Co-CEO (also President of Mitsubishi Trust and Banking Corporation)	**Haruya Uehara**	Director (also President and CEO of UFJ Bank)	**Takamune Okihara**
Deputy President	**Tatsunori Imagawa**	Director (also President of UFJ Trust Bank)	**Shintaro Yasuda**
Director (also Managing Director of Bank of Tokyo-Mitsubishi)	**Tetsuo Iwata**	Director & Senior Executive Officer (also Director of UFJ Bank and Director of UFJ Trust Bank)	**Toshihide Mizuno**

(2) Second subcommittee: Responsible for deciding issues relating to business strategies and business promotion organizations on a group-wide basis.

The second subcommittee will comprise the members of the first subcommittee and the following :

Business Category	MTFG position	Committee member	UFJ position	Committee member
Retail	Managing Director (also Managing Director of Bank of Tokyo-Mitsubishi)	**Ryuichi Murata**	Senior Executive Officer of UFJ Bank	**Naoki Matsumoto**
Corporate	Managing Director (also Managing Director of Bank of Tokyo-Mitsubishi)	**Katsunori Nagayasu**	Senior Executive Officer of UFJ Bank (Director)	**Masanobu Nakamura**
Trust Assets	Managing Director (also managing Director of Mitsubishi Trust and Banking Corporation)	**Toshio Goto**	Senior Executive Officer of UFJ Trust Bank	**Mikio Goto**

The integration planning offices of MTFG and UFJ will jointly assume the role of Integration Committee secretariat.

2. Introduction of a business management system for the new group on a group-wide basis

We will introduce an integrated business group management system on a group-wide basis that aims to create a new, comprehensive financial group that provides products and services of the highest quality to its customers.

We aim to build a system whereby business strategies for each customer group will be set principally by the holding company. Executing these strategies in close cooperation with group companies will enable us to provide all types of banking, trust, and securities services in a comprehensive and unified fashion to our industry-leading customer base.

Our goals are as follows:

(1) Provide flexible and integrated financial services that serve our customer needs.

By rapidly executing integrated group strategies in close cooperation with all group companies including banking, trust, and securities companies, we aim to provide financial services of the highest quality that truly satisfy customers' needs.

(2) Establish a comprehensive financial service provider surpassing other financial groups.

With an industry-leading customer base and a strengthened domestic and overseas branch

network, we will work together with each group company in banking, trust, and securities to provide integrated products and services that transcend traditional business divisions, thereby surpassing other financial groups to create a premiere comprehensive financial group.

(3) Provide opportunities for group employees to increase their expertise.

Since the new group will have strengths in a broad range of financial areas and will have a significant presence in Japan and overseas, the new group employees opportunities to excel, irrespective of region or business area, and will offer to realize their full capabilities and strengths.

*   *   *

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

RECEIVED
2004 SEP -8 P 12:03
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

August 24, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

UFJ

Press Release

August 24, 2004

UFJ Holdings, Inc.

Regarding Proposal from Sumitomo Mitsui Financial Group

UFJ Holdings, Inc. ("UFJ") received a proposal on integration ratio etc. from Sumitomo Mitsui Financial Group, Inc. today.

Even though UFJ has not changed the basic stance to integrate management with Mitsubishi Tokyo Financial Group, Inc. ("MTFG") following the capital injection from MTFG on or before the end of September 2004 at this moment, since the proposal was presented, UFJ is examining it prudently together with outside experts.

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

August 27, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL

Mitsubishi Tokyo Financial Group, Inc.
UFJ Holdings, Inc.
The Bank of Tokyo-Mitsubishi, Ltd.
UFJ Bank Limited
The Mitsubishi Trust and Banking Corporation
UFJ Trust Bank Limited
Mitsubishi Securities Co., Ltd.
UFJ Tsubasa Securities Co., Ltd.

MTFG and the UFJ Group Establish Bank, Trust, and Securities Integration Committees

Tokyo, August 27, 2004 --- Subsidiaries of Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi) and UFJ Holdings, Inc. (UFJ; President and CEO: Ryosuke Tamakoshi), namely The Bank of Tokyo-Mitsubishi, Ltd. (BTM; President: Nobuo Kuroyanagi), UFJ Bank Limited (UFJ Bank; President: Takamune Okihara), The Mitsubishi Trust and Banking Corporation (MTB; President: Haruya Uehara), UFJ Trust Bank Limited (UFJ Trust Bank; President: Shintaro Yasuda), Mitsubishi Securities Co., Ltd. (Mitsubishi Securities; President: Koichi Kane) and UFJ Tsubasa Securities Co., Ltd. (UFJ Tsubasa Securities; President: Kimisuke Fujimoto), established a Bank Integration Committee, a Trust Integration Committee and a Securities Integration Committee comprising the members listed on Attachment 1. The committees will seek to make rapid progress in setting details of the management integration of the commercial banks, the trust banks and the securities companies by closely collaborating with the Integration Committee established by the holding companies.

In addition, the Integration Committee, established by the holding companies, appointed Koichi Kane, the President of Mitsubishi Securities, and Kimisuke Fujimoto, the President of UFJ Tsubasa Securities, as members of its second subcommittee, which is responsible for discussing and deciding issues relating to business strategies and business promotion frameworks on a group-wide basis. (The members of the Integration Committee are listed on Attachment 2.)

Moreover, the Integration Committee, the Bank Integration Committee, the Trust Integration Committee, and the Securities Integration Committee each established small sub-committees as listed on Attachment 3 which are composed of management and staff of the two groups. The small sub-committees will take charge to promote the integration process for each of the businesses and operations.

* * *

<Attachment 1>

1. Integration Committee Members for Each Business Line

(1) Bank Integration Committee

MTFG Group		UFJ Group	
Bank of Tokyo-Mitsubishi	President **Nobuo Kuroyanagi** (Chairman of the Committee)	UFJ Bank	President and CEO **Takamune Okihara** (Deputy Chairman of the Committee)
Bank of Tokyo-Mitsubishi	Managing Director **Tetsuo Iwata**	UFJ Bank	Senior Executive Officer **Nobushige Kamei**

(2) Trust Integration Committee

MTFG Group		UFJ Group	
Mitsubishi Trust and Banking Corporation	President **Haruya Uehara** (Chairman of the Committee)	UFJ Trust Bank	President **Shintaro Yasuda** (Deputy Chairman of the Committee)
Mitsubishi Trust and Banking Corporation	Managing Director **Kinya Okauchi**	UFJ Trust Bank	Director and Executive Officer **Shunsuke Teraoka**

(3) Securities Integration Committee

MTFG Group		UFJ Group	
Mitsubishi Securities	Chairman **Yasumasa Gomi** (Chairman of the Committee)	UFJ Tsubasa Securities	President **Kimisuke Fujimoto** (Deputy Chairman of the Committee)
Mitsubishi Securities	Senior Executive Officer **Shigeyasu Kasamatsu**	UFJ Tsubasa Securities	Senior Executive Officer **Koji Maeda**

<Attachment 2>

2. Integration Committee Members

(1) First subcommittee: Responsible for deciding the basic framework of the new group, including matters such as group organization and corporate governance. The first subcommittee will comprise the following:

MTFG position	Committee member	UFJ position	Committee member
President & CEO (also President of Bank of Tokyo-Mitsubishi)	**Nobuo Kuroyanagi (Chairman)**	President and CEO (also Chairman of UFJ Bank)	**Ryosuke Tamakoshi (Deputy Chairman)**
Chairman & Co-CEO (also President of Mitsubishi Trust and Banking Corporation)	**Haruya Uehara**	Director (also President and CEO of UFJ Bank)	**Takamune Okihara**
Deputy President	**Tatsunori Imagawa**	Director (also President of UFJ Trust Bank)	**Shintaro Yasuda**
Director (also Managing Director of Bank of Tokyo-Mitsubishi)	**Tetsuo Iwata**	Director and Senior Executive Officer (also Director of UFJ Bank and Director of UFJ Trust Bank)	**Toshihide Mizuno**

(2) Second subcommittee: Responsible for deciding issues relating to business strategies and business promotion organizations on a group-wide basis.

<The second subcommittee will comprise the members of the first subcommittee and the following :>

MTFG position	Committee member	UFJ position	Committee member
Managing Director (also Managing Director of Bank of Tokyo-Mitsubishi)	**Ryuichi Murata**	Senior Executive Officer of UFJ Bank	**Naoki Matsumoto**
Managing Director (also Managing Director of Bank of Tokyo-Mitsubishi)	**Katsunori Nagayasu**	Director and Senior Executive Officer of UFJ Bank	**Masanobu Nakamura**
Managing Director (also Managing Director of Mitsubishi Trust and Banking Corporation)	**Toshio Goto**	Senior Executive Officer of UFJ Trust Bank	**Mikio Goto**
President of Mitsubishi Securities	**Koichi Kane**	President of UFJ Tsubasa Securities	**Kimisuke Fujimoto**

<Attachment 3>

3. Small Sub-committees

Integration Committee	Bank Integration Committee	Trust Integration Committee	Securities Integration Committee
Small Sub-committees	Bank Small Sub-committees	Trust Small Sub-committees	Securities Small Sub-committees

Planning	Planning	Planning	Planning
		Related Businesses	Finance
Human Resources & General Affairs	Human Resources	Human Resources	Human Resources
	General Affairs	General Affairs	General Affairs
Credit Policy & Planning	Credit Policy & Planning etc.	Credit Risk	Risk Management & Credit Examination
Risk Management	Risk Management	Risk Management & Compliance	
Compliance	Compliance		Compliance
Internal Auditing	Internal Auditing & Inspection	Auditing	Internal Auditing & Inspection
ALM	Treasury	Treasury	---
Operations & Systems	Operations	Operations	Systems & Operations
	Systems	Systems	

Retail Business	Retail Business	Retail Business	Retail Sales & Marketing
	Channels		
	Retail Channels		
Wholesale Business	Wholesale Channels	Wholesale Sales & Marketing	Wholesale Sales & Marketing
	Wholesale Business		
	Overseas Business		
	Investment Banking Business	Asset-backed Finance	Investment Banking
			Product Development
	---	Stock Transfer Agency	---
		Real Estate	
		---	Fixed Income
			Equity
			Research
Trust Business	Asset Management & Administration	Trust Business	---

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

August 30, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL

UFJ

Press Release

August 30, 2004

UFJ Holdings, Inc.

Regarding Decision by Supreme Court on Temporary Injunction

UFJ Holdings, Inc. considers the decision by the Supreme Court regarding the temporary injunction appropriate.

UFJ

Press Release

August 30, 2004

UFJ Holdings, Inc.

Regarding Proposal from Sumitomo Mitsui Financial Group

UFJ Holdings, Inc. ("UFJ") received a proposal on provision of capital from Sumitomo Mitsui Financial Group, Inc. today.

Even though UFJ has not changed the basic stance to integrate management with Mitsubishi Tokyo Financial Group, Inc. ("MTFG") following the capital injection from MTFG on or before the end of September 2004 at this moment, since the proposal was presented, UFJ is examining it prudently together with outside experts.